Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-298219

Enroll, Invest, and Earn with Ford Interest Advantage Demand Notes	4.00%*

Discover how Ford Interest Advantage (FIA) Floating Rate Demand Notes can work for you and your business. Since 1983, this program has offered a flexible and liquid investment in Ford Credit's unsecured debt obligations. FIA Notes are issued by Ford Motor Credit Company LLC and are offered only by prospectus.

Program Features Include:

•	Attractive Rate (currently 4.00%¹): Earn a rate at least 0.25% above the average non-compounded, seven-day yield for all taxable money market funds, as reported weekly in iMoneyNet Money Fund Averages™.

•	No Management Fees: Avoid management fees and long-term commitments.

•	On-Demand Liquidity: Enjoy 24/7 access with check-writing privileges, bill pay, and unlimited electronic transfers—including ACH and self-service wires.²

•	Secure Digital Management: View e-statements, link bank accounts, and set up custom alerts via our intuitive desktop portal and mobile app.

•	Flexible Ownership: Choose from individual, joint, custodial, trust, or corporate ownership.

•	$1,000 Minimum: Get started with an initial investment of $1,000.³

Dealer-Specific Applications: Leverage FIA to manage and optimize corporate capital, including:

•	DCMA cap overages	•	Reinsurance operations
•	Retrospective program profits	•	Ford Protect bonus payments

Get Started: Visit ford.com/finance/investor-center/ford-interest-advantage to read the prospectus and enroll.

•	Businesses: Corporations, LLCs, Partnerships, and Associations require a paper application and corporate resolution. Download the PDF forms directly from our website and apply by mail.

•	Individuals: Enroll easily online in just minutes.

Questions? We’re Here to Help

Email FCFIA@Ford.com or call our Investor Center at 800-462-2614 (Mon – Fri, 8:30 a.m.7:00 p.m. ET).

¹ Rate as of 10/12/2026. Yield of 4.08%. | ² Wire transfer fees apply. | ³ Fees apply if balance falls below the minimum required.

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. Ford Interest Advantage is intended for non-institutional investors only. U.S. citizens and resident aliens with a U.S. Taxpayer ID (i.e. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement, and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.